[redacted]

10026306

STATES
HANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wiley Bros. - Aintree Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 Burton Hills Blvd., Suite 350
(No. and Street)

Nashville (City) Tennessee (State) 37215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa P. James (615) 255-6431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17th Avenue South (Address) Nashville (City) Tennessee (State) 37212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa P. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wiley Bros., - Aintree Capital, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa P James
Signature

Financial Principal
Title

Angela T Samol
Notary Public

ANGELA T. SAMOL STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

THE BAKER GROUP, CPAs, P.C.

INDEPENDENT AUDITOR'S REPORT

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Wiley Bros. – Aintree Capital, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wiley Bros. – Aintree Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, CPAs, P.C.

February 24, 2010

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$1,202,812
Receivable from brokers and dealers	1,806,209
Fair value of securities owned	3,978,259
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $302,872)	133,740
Other assets	642,565
	$7,763,585

LIABILITIES AND MEMBERS' EQUITY

Note payable - secured	$3,605,993
Securities sold short	0
Accrued taxes and other liabilities	1,441,543
Members' equity	2,716,049
	$7,763,585

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions and fees	$ 6,333,135
Gains on securities trading accounts	5,112,317
Other income from the securities business	2,303,278
	13,748,730
Expenses	
Employee compensation and benefits	9,162,514
Members' compensation	445,219
Commission and clearance paid to brokers	558,420
Interest expense	113,776
Regulatory fees and expenses	33,692
General and administrative expenses	2,177,531
	12,491,152
Net Income	$ 1,257,578

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Beginning Members' Equity	$2,392,018
Members' Drawings	(933,547)
Net Income	1,257,578
Ending Members' Equity	$2,716,049

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities	
Net income (Loss)	$ 1,257,578
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	71,441
(Increase) Decrease in:	
Receivable from brokers and dealers	(741,290)
Fair value of securities owned	(2,181,660)
Other assets	325,831
Increase (Decrease) in:	
Note payable	2,680,139
Securities sold short	0
Accrued taxes and other liabilities	(324,031)
Net cash provided by operating activities	1,088,008
Cash Flows from Investing Activities	
Purchase of equipment	(20,287)
Net cash used by investing activities	(20,287)
Cash Flows from Financing Activities	
Distributions to members	(933,547)
Net cash used by financing activities	(933,547)
Net increase (decrease) in cash	134,174
Cash at beginning of period	1,068,638
Cash at end of period	$ 1,202,812
Supplemental Disclosures	
Interest Expense Paid	$ 110,443
Taxes paid	$ 10,781

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations
This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited. The Company is registered with the SEC and is a member of FINRA.

Reporting Period
The Limited Liability Company's year ends on December 31, 2009.

Revenue Recognition
Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at December 31, 2009 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation
Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan
The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $331,814 for the current period.

Income Taxes
Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $0.00.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation
The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets
Other assets consist of employee advances and loans, investment in other limited liability companies, and other receivables.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2009, the Company's net capital of $1,698,296 was $1,448,296 in excess of the minimum requirement of $250,000.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 182,678
Office furniture and fixtures	116,158
Leasehold improvements	137,776
	436,612
Less: Accumulated depreciation	(302,872)
	$ 133,740
Depreciation and Amortization Expense	$71,441

NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2009 amounts due from related parties, which were included in Other Assets, was $22,540.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under an operating lease agreement that extends for several years. The total rental for office space was $341,810 for the current period.

The total minimum payments required under the office space lease are as follows:

2010 -	293,193
2011 -	248,852
	$542,045

The Company leases equipment and furniture under operating leases. The total rental for equipment and furniture leases was $51,992 for the current period.

The total minimum payments required under the equipment and furniture leases are as follows:

2010 -	33,141
2011 -	11,993
	$45,134

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 3.0% at December 31, 2009.

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $49,908 for the period ended December 31, 2009.

NOTE 10 – CONTINGENT LIABILITIES

At February 24, 2010, there were lawsuits and claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the financial position of the Company.

NOTE 11 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 11 – FAIR VALUE MEASUREMENT (Continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements on a Recurring Basis
as of December 31, 2009:

	Fair Value	Level 1
Securities owned	$3,978,259	$3,978,259

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC

AS OF DECEMBER 31, 2009

Total members' equity from Statement of Financial Condition		$2,716,049
Total members' equity qualified for net capital		2,716,049
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures	$133,740	
Other assets	616,511	
Total non-allowable assets		750,251
D. Other deductions and/or charges		53,318
Total deductions and/or charges		803,569
Net capital before haircuts		1,912,480
Haircuts on securities		
Debt securities	213,559	
Other Securities	625	
Total haircuts on securities		214,184
NET CAPITAL		$1,698,296

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE II

Reconciliation of Broker's Computation of Net Capital To Auditor's Computation of Net Capital Under Rule 15c3-1

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$2,727,260	$ (11,211) (1)	$2,716,049
3. Total	2,727,260	(11,211)	2,716,049
5. Total capital	2,727,260	(11,211)	2,716,049
6. A. Non-allowable assets	752,581	(2,330) (2)	750,251
D. Other deductions and/or charges	53,318		53,318
Total deductions	805,899	(2,330)	803,569
8. Net capital before haircuts	1,921,361	(8,881)	1,912,480
9. Haircuts on securities: Total haircuts	214,184		214,184
10. Net capital	$1,707,177	$ (8,881)	$1,698,296

(1) Accrual of employee benefits	$ (8,862)
Accrual of additional expenses	(1,240)
Miscellaneous audit adjustments	920
Adjustments to depreciation expense	(2,029)
	$ (11,211)
(2) Increase in fixed assets	$ 18,257
Decrease in other assets	(20,587)
	$ (2,330)

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2009

Minimum net capital required	$ 96,103
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirements	$ 250,000
Excess net capital	$1,448,296

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Accrued taxes and other liabilities	$1,441,543
Aggregate Indebtedness	$1,441,543

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$1,441,543	
Net capital	$1,698,296	84.88%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2009

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE IV

COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC

FOR THE YEAR ENDED DECEMBER 31, 2009

Wiley Bros. - Aintree Capital, LLC did not carry any margin accounts, maintained no securities on hand, promptly transmitted all customer funds and did not otherwise hold funds or securities for, or owe money or securities to, customers, thereby meeting the conditions of Rule 15c3-3(k)(2)(ii) exempting it from the requirements of Customer Protection Rule 15c3-3.

THE BAKER GROUP, CPAs, P.C.

Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from
SEC Rule 15c 3-3

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Wiley Bros. – Aintree Capital, LLC (the Company), as of and for the year months then ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the partnership members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Bahr Group, CPAs, P.C.

February 24, 2010

THE BAKER GROUP, CPAs, P.C.

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Members
Wiley Bros.-Aintree Capital, LLC
40 Burton Hills Blvd., Suite 350
Nashville, Tennessee 37215

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Wiley Bros.-Aintree Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wiley Bros.-Aintree Capital, LLC's management is responsible for Wiley Bros.-Aintree Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C.

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

003774 FINRA DEC
WILEY BROS-AINTREE CAPITAL LLC 13*13
40 BURTON HILLS BLVD STE 350
NASHVILLE TN 37215-6408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 24,391

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (10,464)

12-31-08 + 7-21-09
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 13,927

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,927

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,927

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wiley Bros. Aintree Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 2010.

V.P. Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009 **Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,078,626
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	12,330
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	12,330
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	241,989
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 92,425	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	92425
Total deductions	334,414
2d. SIPC Net Operating Revenues	$ 9,756,542
2e. General Assessment @ .0025	$ 24,391 (to page 1 but not less than $150 minimum)

FINANCIAL STATEMENTS

WILEY BROS. - AINTREE CAPITAL, LLC

DECEMBER 31, 2009